UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TALMER BANCORP, INC.
(Name of Subject Company (Issuer))

TALMER BANCORP, INC.
(Name of Filing Persons (Offeror))

Options to Purchase Class A Common Stock, $1.00 Par Value Per Share
(Title of Class of Securities)
87482X 101
(CUSIP Number of Class of Securities)
(Underlying Shares of Class A common stock)

David T. Provost, Chief Executive Officer
Talmer Bancorp, Inc.
2301 West Big Beaver Rd., Suite 525
Troy, Michigan
(248) 498-2802
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
J. Brennan Ryan
John M. Jennings
Charles D. Vaughn
Nelson Mullins Riley & Scarborough LLP
Atlantic Station
201 17th Street NW, Suite 1700
Atlanta, Georgia 30363
Telephone: (404) 322-6218
Facsimile: (404) 322-6050

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$22,686,127.48	$2,284.49

* Estimated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Transaction Valuation was calculated assuming that options to acquire an aggregate of 1,585,731 shares of Class A common stock are purchased at the applicable purchase price. The payment for each such option will be calculated as follows: the optionholder will be entitled to receive, for each cancelled option to purchase one share of Talmer Class A common stock, cash in an amount equal to the “Option Cash-Out Consideration,” less any required withholding taxes. “Option Cash-Out Consideration” means, for each cancelled option, cash in an amount equal to (i) the sum of (A) the product of (x) 0.4725 (the exchange ratio in the merger) multiplied by (y) the “Chemical Closing Price,” plus (B) $1.61, minus (ii) the per-share exercise price for such cancelled option. The “Chemical Closing Price” means the volume weighted average trading price on the NASDAQ Global Select Market of the common stock of Chemical Financial Corporation for the 15 full trading days ending on the second trading day immediately preceding the closing date of the merger. All options with the same exercise price will be cancelled for the same Option Cash-Out Consideration. For purposes of making this calculation, we have assumed that the Chemical Closing Price will be equal to $39.10 per share, the average of the high and low prices per share of Chemical Financial Corporation common stock as reported on the NASDAQ Global Select Market on July 15, 2016 (a specified date within 5 business days prior to the date of this filing), and that each optionholder (other than the four members of the compensation committee of the board of directors, who have indicated that they will not participate in the offer) will elect to participate in the offer and tender the full 25% of the optionholder’s options that were outstanding on January 25, 2016 (the date of the merger agreement) by tendering the options with the lowest exercise prices to produce the highest Option Cash-Out Consideration. The Transaction Valuation is the aggregate Option Cash-Out Consideration of all optionholders based on the foregoing assumptions.
** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act, equals $100.70 per $1,000,000 of transaction valuation.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

Talmer Bancorp, Inc., a Michigan corporation (“Talmer”), is filing this Tender Offer Statement on Schedule TO under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its offer to all holders of outstanding Talmer stock options (“optionholders”). The tender offer will give each optionholder the opportunity to tender to Talmer up to 25% of such optionholder’s options outstanding as of the date of the merger agreement referenced below, and no more than that amount, calculated on the basis of the number of shares of Talmer Class A common stock for which those options are exercisable, in exchange for a cash payment to be made on the closing date of the merger. The tender offer will be made on the terms and conditions described in the Offer to Purchase for Cash Outstanding Options to Purchase Shares of Class A Common Stock of Talmer Bancorp, Inc. dated July 19, 2016 (the “Offer to Purchase”). In this Schedule TO and related materials, the “Offer” refers collectively to the following documents that are attached to this Schedule TO as exhibits:

•	the Offer to Purchase (Exhibit (a)(1)(i));

•	the Election to Tender Options Pursuant to the Offer to Purchase dated July 19, 2016 (Exhibit (a)(1)(ii));

•	the Form of Notice of Withdrawal of Previously Tendered Options (Exhibit (a)(1)(iii)); and

•	the Letter to Optionholders (Exhibit (a)(1)(iv)), each of which may be amended or supplemented from time to time, together and with all schedules and annexes to those exhibits.

This Offer is being made in connection with the proposed merger (the “merger”) of Talmer with and into Chemical Financial Corporation, a Michigan corporation (“Chemical”), pursuant to that certain Agreement and Plan of Merger, dated as of January 25, 2016, by and between Talmer and Chemical (as it may be amended from time to time, the “merger agreement”), which is filed herewith as Exhibit (d)(1).

The merger and the merger agreement are described in a “joint proxy statement and prospectus,” which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Chemical, which constitutes a prospectus of Chemical under Section 5 of the Securities Act of 1933, as amended, with respect to the shares of Chemical common stock to be offered to Talmer shareholders in connection with the merger. The joint proxy statement and prospectus also constitutes (a) a joint proxy statement for both Chemical and Talmer under Section 14(a) of the Exchange Act, and (b) a notice of meeting with respect to the special meeting of Chemical shareholders and a notice of meeting with respect to the special meeting of Talmer shareholders. The joint proxy statement and prospectus is filed as Exhibit (d)(2) to this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)    Name and Address. The name of the issuer is Talmer Bancorp, Inc. The address of Talmer’s principal executive offices is Talmer Bancorp, Inc., 2301 West Big Beaver Road, Suite 525, Troy, Michigan 48084. Its telephone number is (248) 498-2802.

(b)    Securities. The information set forth under the captions “The Offer - Overview” and “The Offer - Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

(c)    Trading Market and Price. The information set forth under the caption “The Offer - Market and Trading Information” in the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)    Name and Address. Talmer is the filing person and the issuer. The business address and business telephone number of Talmer are set forth under Item 2(a) above, which is incorporated herein by reference.

Information regarding the persons who are directors, officers and/or controlling persons of Talmer is set forth under the caption “The Offer - Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” in the Offer to Purchase and incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)    Material Terms. The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference: “Summary Term Sheet,” “Questions and Answers about the Offer,” “Certain Significant Considerations,” “The Offer,” “The Merger” and “Material U.S. Federal Income Tax Consequences.”

(b)    Purchases. The information set forth under the caption “The Offer - Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)    Agreements Involving Talmer’s Securities. The information set forth under the caption “The Offer - Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” in the Offer to Purchase is incorporated herein by reference. The information set forth under the caption “The Merger - Interests of Certain Talmer Directors and Executive Officers in the Merger” in the joint proxy statement and prospectus is incorporated herein by reference.

Item 6.	Purposes of the Transactions and Plans or Proposals.

(a)    Purposes. The information set forth under the captions “Summary Term Sheet - Purpose of the Offer,” “Questions and Answers about the Offer - Why is Talmer making the offer?” and “The Offer - Purpose of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b)    Use of Securities Acquired. The information set forth under the caption “The Offer - Cancellation of Options We Acquire in the Offer; Accounting Consequences of the Offer” in the Offer to Purchase is incorporated herein by reference. The information set forth under the caption “The Merger Agreement - Treatment of Talmer Awards” in the joint proxy statement and prospectus is incorporated herein by reference.

(c)    Plans. The information set forth under the caption “The Offer - Purpose of the Offer” in the Offer to Purchase is incorporated herein by reference. The information set forth under the captions “The Merger” and “The Merger Agreement” in the joint proxy statement and prospectus is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)    Source of Funds. The information set forth under the caption “The Offer - Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

(b)    Conditions. There are no conditions to the availability of the funds to pay the consideration for the options, except that we do not expect to complete the offer unless the merger is consummated on or about the same date. In that regard, the information set forth under the captions “The Offer - Conditions” and “The Merger - Conditions to Consummation of the Merger” in the Offer to Purchase is incorporated herein by reference.

(d)    Borrowed Funds. Not applicable. The information set forth under the caption “The Offer - Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Issuer.

(a)    Securities Ownership. The information set forth under the caption “The Offer - Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” in the Offer to Purchase is incorporated herein by reference.

(b)    Securities Transactions. The information set forth under the caption “The Offer - Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” in the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a)    Solicitations or Recommendations. The information set forth under the caption “The Offer - Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a)    Financial Information. Not applicable.

(b)    Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a)    Agreements, Regulatory Requirements and Legal Proceedings. Talmer is required to comply with federal and state securities laws and tender offer rules. The information set forth under the captions in “The Offer - Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” and “The Offer - Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(c)    Other Material Information. The information set forth in “Certain Significant Considerations” in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Description

(a)(1)(i)	Offer to Purchase for Cash Outstanding Options to Purchase Shares of Class A Common Stock of Talmer Bancorp, Inc. dated July 19, 2016.
(a)(1)(ii)	Election to Tender Options Pursuant to the Offer to Purchase dated July 19, 2016.
(a)(1)(iii)	Form of Notice of Withdrawal of Previously Tendered Options.
(a)(1)(iv)	Form of Letter to Optionholders dated July 19, 2016.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated as of January 25, 2016, between Chemical Financial Corporation and Talmer Bancorp, Inc. is incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Talmer Bancorp, Inc. with the SEC on January 26, 2016.

(d)(2)
Definitive Joint Proxy Statement and Prospectus of Talmer Bancorp, Inc. and Chemical Financial Corporation is incorporated herein by reference to the Schedule 14A filed by Talmer Bancorp, Inc. with the SEC on June 13, 2016.

(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TALMER BANCORP, INC.

	By:	/s/ David T. Provost
Name: David T. Provost
Title: Chief Executive Officer

Date: July 19, 2016

Exhibit Index

Exhibit	Description

(a)(1)(i)	Offer to Purchase for Cash Outstanding Options to Purchase Shares of Class A Common Stock of Talmer Bancorp, Inc. dated July 19, 2016.
(a)(1)(ii)	Election to Tender Options Pursuant to the Offer to Purchase dated July 19, 2016.
(a)(1)(iii)	Form of Notice of Withdrawal of Previously Tendered Options.
(a)(1)(iv)	Form of Letter to Optionholders dated July 19, 2016.
(d)(1)
Agreement and Plan of Merger, dated as of January 25, 2016, between Chemical Financial Corporation and Talmer Bancorp, Inc. is incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Talmer Bancorp, Inc. with the SEC on January 26, 2016.

(d)(2)
Definitive Joint Proxy Statement and Prospectus of Talmer Bancorp, Inc. and Chemical Financial Corporation is incorporated herein by reference to the Schedule 14A filed by Talmer Bancorp, Inc. with the SEC on June 13, 2016.